SEC Mail Processing
Section

OCT 02 2008

Washington, DC
110

Reliance
Industries Limited

September 29, 2008

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

08005211

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.		September 29, 2008	Intimation about the allotment of 38,078 Equity Shares of Rs.10/- each to the employees, pursuant to the Employees Stock Option Scheme.

Thanking you,

PROCESSED
OCT 08 2008
THOMSON REUTERS

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

Section

OCT 02 2008

Washington, DC
110

Reliance
Industries Limited

September 29, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code: **500325**
Fax No: **2272 3121 / 2272 2037**

Trading Symbol: **"RELIANCE EQ"**
Fax No. **2659 8237 / 38**

Dear Sirs,

Sub.: Allotment of equity shares pursuant to the Employees Stock Option Scheme

We wish to inform you that the Company has allotted 38,078 equity shares of Rs.10/- each, on September 25, 2008 to its employees, pursuant to the Employees Stock Option Scheme.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

END